2150 Kittredge St. Suite 450	www.asyousow.org
Berkeley, CA 94704	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Name of the Registrant: Procter & Gamble Company, (PG)
Name of persons relying on exemption: As You Sow
Address of persons relying on exemption: 2150 Kittredge St. Suite 450, Berkeley, CA 94704

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Procter & Gamble Company (PG)
Vote Yes: Item #6 – Diversity in the Workplace

Annual Meeting: October 13, 2020

CONTACT: Meredith Benton | benton@whistlestop.capital

SUMMARY

The resolution requests that Procter and Gamble Co. (“P&G”) publish an annual report assessing the Company’s diversity and inclusion efforts. This report is to include the process that the Board follows for assessing the effectiveness of its diversity and inclusion programs as well as its assessment of program effectiveness, as reflected in any goals, metrics, and trends related to its promotion, recruitment and retention of protected classes of employees.

The resolution explains that investors are seeking quantitative, comparable data in order to understand the effectiveness of P&G’s diversity, equity, and inclusion programs. It cites concerns that the company’s extensive marketing related to diversity and inclusion may be considered “corporate puffery” by stakeholders if the company does not provide meaningful reporting on its workplace equity practices. The resolution also cites studies which show that significant barriers exist for diverse employees advancing within their careers as well as studies which point to the corporate benefits of a diverse workforce.

RATIONALE FOR A YES VOTE:

Companies benefit from Diverse and Inclusive Workplaces

Multiple data points indicate that companies with diverse teams offer better management, have stronger long-term growth prospects, and improved share value. These studies include:

●	BCG found that innovation revenue was 19 percent higher in companies with above-average leadership diversity. In addition, companies with above-average diversity had EBIT margins nine percentage points higher.[1]

1 https://www.bcg.com/en-us/publications/2018/how-diverse-leadership-teams-boost-innovation.aspx

2150 Kittredge St. Suite 450	www.asyousow.org
Berkeley, CA 94704	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

●	Credit Suisse, in a study of over 3,000 companies, found that companies with women representing more than 20 percent of managers have had greater share price increases over the past decade than those companies with lower representations of women in management.[2]
●	A McKinsey study found that companies in the top quartile for gender diversity in corporate leadership had a 21 percent likelihood of outperforming bottom-quartile industry peers on profitability. Similarly, leaders in racial and ethnic diversity were 33 percent more likely to outperform peers on profitability.[3]
●	A 2019 study of the S&P 500 by the Wall Street Journal found that the 20 most diverse companies had a five-year annual average stock return that was 5.8% percent higher than the 20 least-diverse companies.[4]
●	Stanford Graduate School of Business researchers found that share prices increased when companies reported better than anticipated gender diversity. This was particularly true when the company had better diversity than the industry leader.[5]

As such, investors are incentivized to ensure that the companies they hold are proactive and intentional in addressing their workplace diversity and inclusion programs. Procter & Gamble’s lack of transparent diversity metrics undermines investors’ ability to assess and benchmark its corporate commitment to a diverse and inclusive workplace.

Corporate Policies that Allow Harassment and Discrimination Risk Investors’ Capital

Identified benefits of diverse teams include; access to top talent, better understanding of consumer preferences, a stronger mix of leadership skills, informed strategy discussions, and improved risk management. Diversity, and the different perspectives it encourages, has also been shown to encourage more creative and innovative workplace environments.6

In contrast, companies where harassment and discrimination exist may experience reduced employee morale and productivity, increased absenteeism, challenges in attracting talent and difficulties in retaining talent. Employees directly experiencing workplace discrimination are also more likely to experience anxiety and depression, potentially hindering their ability to contribute in the workplace.7 The implications of a non-inclusive workplace go beyond directly impacted employees; in a Deloitte study, 80 percent of surveyed full-time employees said that inclusion was an important factor in their employer choice. Seventy-two percent said that they would consider leaving an employer for a more inclusive work environment.8

2 https://www.americanbanker.com/diversity-&-inclusion-yields-strongest-returns

3 https://www.mckinsey.com/business-functions/organization/our-insights/delivering-through-diversity

4 https://www.wsj.com/articles/the-business-case-for-more-diversity-11572091200

5 https://www.bloomberg.com/news/articles/2019-09-17/when-companies-improve-their-diversity-stock-prices-get-a-boost)

6 https://images.forbes.com/forbesinsights/StudyPDFs/Innovation_Through_Diversity.pdf

7 https://www.apa.org/news/press/releases/stress/2015/impact

8 https://www.prnewswire.com/news-releases/seventy-two-percent-of-working-americans-surveyed-would-or-may-consider-leaving-an-organization-for-one-they-think-is-more-inclusive-deloitte-poll-finds-300469961.html

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2150 Kittredge St. Suite 450	www.asyousow.org
Berkeley, CA 94704	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Procter & Gamble is Risking the Trust and Confidence of its Consumers

P&G has put extensive time and resources into branded advertisements focused on racial injustice. This includes short films “The Talk” (showing the unique conversations Black parents need to have with their children), “The Look” (depicting the subtle ways in which a Black man experiences bias throughout the day), “Circumstances” (detailing the higher death rate of African Americans from COVID-19 ) and “The Choice” (asking how Black Americans should respond to incidents indicating their lives do not matter). Each of these short films ends with the P&G logo.

“The Choice” shows the words “Not being racist is not enough. Now is the time to be anti-racist” juxtaposed over a close-up of female Caucasian cheek bone, a blue eye sitting right above the words. The text continues “Words and feelings are not enough. Now is the time to take action.” At its close, it links the viewer to a webpage, https://us.pg.com/take-on-race/, which prominently features the P&G logo as the reader scrolls down. The content encourages the reader to “Read, Watch & Listen, Donate, and Engage” and links to variety of resources. In the middle of the page, between “Engage” and “Civic Engagement” is a section on P&G’s history. It states “For years we have put a spotlight on bias and inequality to spark dialogue that leads to understanding and action. And we’ve made equality a priority across our brands and our global operations. But that is not enough. More is needed. Now.”

P&G, as mentioned in the Board’s Statement of Opposition, has also pledged $5 million for the creation of the “Take on Race Fund” which will seek to reduce racism and bias. As a part of the announcement of the Fund, P&G stated “But it’s about much more than money. Our leaders are speaking up and speaking out on what we believe … Today and every day we stand with those fighting for equality and justice. Join us”9 It is reasonable to believe that consumers will look at P&G relationships with its own employees, expecting to see the company’s leadership in its disclosure of its workplace equity practices.

Procter & Gamble has Significant Revenue Expectations Linked to Diverse Consumers

The company has linked a number of its brands or marketing campaigns to messages of allyship with diverse consumers. This includes, but is not limited to:

•	Pantene’s “Don’t Hate Me Because I’m BeautifuLGBTQ+” campaign is focused on the LGBTQ+ consumer and Pantene’s Gold Series hair care products is focused on Black consumers.
•	“My Black is Beautiful” is focused on more positive representations of Black women. Brands reliant on the support of Black consumers include the Golden Milk Collection, Gold Series by Pantene, Royal Oils by Head & Shoulders, and Walker & Company products.
•	“Queen Collective” is a partnership with Queen Latifah and Tribeca Studios to increase opportunities for multicultural female directors.
•	Secret has made a public call for the U.S. Women’s National Soccer Team to be paid equally and donated more than $500,000 to its Players Association.

9 https://us.pg.com/blogs/take-on-race/

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2150 Kittredge St. Suite 450	www.asyousow.org
Berkeley, CA 94704	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

•	P&G hosts “#WeSeeEqual” forums which convene advocated for gender equality. Events have been held in India, Singapore and Cincinnati.

As Chief Brand Officer Marc Pritchard stated, “Our business model is to be the best. And when we're the best, we grow categories, we grow markets, we grow share, we grow household penetration. And what consumers are now expecting is brands to do good for the world as well and to go beyond just providing a superior product. They want to know what your values are. Is it a diverse group of people behind this brand? Are you promoting equality of all types, whether it be gender or race, ethnicity, sexual or gender identity, ability, even age, and religion? Are you walking the talk both with your own company and then with who you work with?”10

Mr. Pritchard has also discussed the amount of revenue potentially lost, should the company be perceived as only marketing leadership, versus practicing it. P&G has measured the performance of its brands with US Black, Latino and Asian consumers. It found that, although its brands ranked highly with these consumers, significant spending power remained with multicultural consumers. Mr. Pritchard has estimated that, if P&G were able to replicate its general-market performance with diverse consumers: “The size of the prize is big – up to $1 billion in extra sales just by achieving market shares equal to the national average on all of our brands … That could represent up to three extra points of sales growth on our North American business and would significantly contribute to more market growth.”11

Should the company continue to advertise around themes of gender, race, ethnicity and sexuality, without also providing meaningful data on its own internal diversity, equity and inclusion practices, it risks being seen as performative, engaged in virtue signaling, or even seeking to exploit diverse communities.

Ace Metrix, an organization that measures the impact of video advertising assessed viewers’ reaction to P&G’s “The Choice.” Its research indicated that viewers found the short film to be significantly more exploitative than empowering, rating it a 3.7 on the “Exploit” scale and only a “1.2” on the “Empower” scale. The researchers conjectured that the advertisement was perhaps perceived in this way because “P&G pushed its stance with calls-to-action that shifted responsibility from the brand to the viewer.” 12

Procter & Gamble is an Outlier From its Peers

Procter & Gamble is an outlier in the level of disclosure and transparency it provides to investors. Twenty-three S&P100 companies now release their EEO-1 data forms, the best-practice standard for workforce composition disclosure. The Employer Information EEO-1 report is a requirement of all employers with 15 or more employees. Employers that meet additional criteria must annually file their EEO-1 reports with the Equal Employment Opportunity Commission (EEOC). As such, the EEO-1 report is a standardized dataset that has already collected by P&G. Limited additional resources will be needed to share this dataset publicly.

10 forbes.com/sites/afdhelaziz/2019/07/16/the-power-of-purpose-how-procter-and-gamble-is-becoming-a-force-for-good-a-force-for-growth-pt1/#58cc637331c2

11 https://www.warc.com/newsandopinion/news/pg_eyes_billiondollar_multicultural_opportunity/42888

12 https://www.acemetrix.com/insights/blog/black-lives-matter-ads-2020/

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2150 Kittredge St. Suite 450	www.asyousow.org
Berkeley, CA 94704	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

In addition, P&G does not meet a comparable level of detail around its workforce inclusion programs as other industry-leading companies. As examples:

•	Accenture, Adobe, Biogen, Blackrock, Consolidated Edison, Ford Motor, Goldman Sachs, Home Depot, Honeywell International, Lockheed Martin, Mastercard, MetLife, Motorola, Nvidia, Philip Morris, TJX, Twitter and others, provide promotion rates by gender.
•	Accenture, Aflac , Allstate, Alphabet, Altria group, Analog Devices, Apple, Autodesk, Becton Dickinson, Blackrock, Boston Scientific, Citigroup, Dominion Energy, FedEx, Ford Motor, General Motors, Home Depot, Honeywell International, Johnson & Johnson, Marathon Petroleum, Mastercard, MetLife, Motorola, Newmont, Norfolk Southern, Nvidia, Philip Morris International, Progressive, Southern, State Street, Twitter, Walmart and others, provide recruitment rate by gender.
•	Aflac, Allstate, Alphabet, American Water Works, Anthem, Bank of New York Mellon, Becton Dickinson, Biogen, Citigroup, FedEx, Ford Motors, Medtronic, MetLife, Morgan Stanley, Newmont, PepsiCo, Philip Morris International, State Street, Twitter and others provide retention rate by gender.
•	Allstate, Alphabet, Autodesk, Cisco systems, Consolidated Edison, Norfolk Southern, Progressive, SBA Communications, Twitter and others provide recruitment rate by race/ethnicity.
•	Alphabet, Intel, JPMorgan Chase, Twitter and others provide retention by race/ethnicity.

Company Diversity Data is Selectively Presented and Insufficient to Address Investors’ Concerns

Procter & Gamble’s current reporting of its diversity, equity and inclusion initiatives is selective in the data that it presents and primarily qualitative. While the proxy statement indicates that future reports will include increased reporting, it does not commit to the release of quantitative data.

P&G, to be credible with investors and other external stakeholders, needs to show that its extensive advertisements and marketing campaigns are not puffery by allowing external parties to review the data which indicates the effectiveness of its workplace programs to ensure fair and equitable treatment of the organization’s diverse employees.

RESPONSE TO PROCTER & GAMBLE BOARD OF DIRECTORS’ STATEMENT IN OPPOSITION

P&G’s Board writes in its Statement of Opposition:
We have stated our aspiration of 50/50 representation of women at all levels, all functions, and all geographies in our Company. Similarly, we recently declared our aspiration to achieve 40% representation of multicultural employees in our U.S. workforce.

Proponent’s Response:
Investors and other stakeholders are unable to assess if the company is on track to meet this goal, as it does not currently provide the metrics on workplace composition, promotion, recruitment and retention needed to understand P&Gs advancement towards these goals.

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2150 Kittredge St. Suite 450	www.asyousow.org
Berkeley, CA 94704	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

P&G’s Board writes in its Statement of Opposition:
The Compensation & Leadership Development Committee charter specifically references “organizational diversity” as part of the Committee’s responsibilities, including the systems and plans that support our progress. As a result, the C&LD Committee and the full Board routinely discuss diversity and inclusion related matters, reviewing the Company’s performance and strategy across several facets, such as succession planning, talent development from recruitment to retirement, and key workplace policies.

Proponent’s Response:
The resolution requests the Board’s assessment of diversity and inclusion program effectiveness. The C&LD Committee’s review of succession planning, talent development and key workplace policies, while admirable, does not address the unique needs of a successful diversity, equity and inclusion program.

P&G’s Board writes in its Statement of Opposition:
We have made meaningful progress in the diversity of our organization as we focus on recruiting and retaining diverse talent … Simply put, we are advancing diversity, equity, and inclusion within our walls and beyond.

Proponent’s Response:
The proponent commends these advancements, but without numeric data, investors are unable to assess the extent to which progress has been made. This narrative statement can, and should, be supported by quantitative data illustrating the progress that has been made relative to the diversity of P&G.

P&G’s Board writes in its Statement of Opposition:
And though we are not yet where we aspire to be, we are pleased that 50% of the Director nominees in this proxy statement are women, that 50% of the Company’s Sector Business Unit CEOs are women, that 57% of the Company’s current executive officers (as listed in our most recent Annual Report) are women, and that we recently achieved 48% representation of women at the manager level in our global workforce.

Proponent’s Response:
These are selective examples of the type of data which investors seek. It is important that a company like P&G, which advocates for “progress over perfection” in its advertisements, provide a full accounting of its workplace composition. It should not only provide those data points that please it. It should be providing the data associated with its statement that it is not yet where it aspires to be.

P&G’s Board writes in its Statement of Opposition:
The proponent’s proposal for an additional report does not ask the Company to undertake any new diversity or inclusion efforts, to support additional work or to advocate for broader diversity in our workforce or world.

Proponent’s Response:
Investors do not currently have sufficient data from P&G to assess the effectiveness of its existing programs. Without the company’s release of key workplace equity metrics, investors are unable to determine if new initiatives or additional work should be requested.

P&G’s Board writes in its Statement of Opposition:
For example, additional reporting would not indicate whether our employees are engaged and included in our work or reflect the culture of our complete organization.

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2150 Kittredge St. Suite 450	www.asyousow.org
Berkeley, CA 94704	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Proponent’s Response:
The provision of retention rates employees by gender race and ethnicity would provide investors with key employee satisfaction data, particularly as sharing this information would assist investors in understanding if diverse employees are more/less inclined to stay with the company.

P&G’s Board writes in its Statement of Opposition:
In addition, an emphasis on metrics alone often narrows the focus to the most easily measured and reported data, which fails to reflect the Company’s broad, holistic approach to diversity and inclusion—encompassing race, ethnicity, culture, religion, sexual orientation, gender identity, (dis)ability, and background.

Proponent’s Response:
Investors are not seeking to reduce the amount of additional qualitative content that P&G currently releases. This content would provide essential context for the quantitative data being sought. However, reporting on the Company’s broad, holistic approach is not, in and of itself, sufficient transparency.

CONCLUSION

Vote “Yes” on this Shareholder Proposal seeking an annual report assessing the Company’s diversity and inclusion efforts.

Support for this resolution is warranted given that:

1. Companies benefit from Diverse and Inclusive Workplaces

2. Corporate Policies that Allow Harassment and Discrimination Risk Investors’ Capital

3. Procter & Gamble is Risking the Trust and Confidence of its Consumers

4. Procter & Gamble has Significant Revenue Expectations Linked to Diverse Consumers

5. Procter & Gamble is an Outlier From its Peers

6. Company Diversity Data is Selectively Presented and Insufficient to Address Investors’ Concerns

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For questions, please contact Meredith Benton, As You Sow, Workplace Equity Program Manager and Principal at Whistle Stop Capital, benton@whistlestop.capital, (415) 384-9895.

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